SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

(Amendment No. 9)

THOR INDUSTRIES, INC.

(Name of Issuer)

Common Stock, $0.10 Par Value	885160101
(Title of class of securities)	(CUSIP number)

M. Adel Aslani-Far

Latham & Watkins LLP

885 Third Avenue

New York, NY 10022

(212) 906-1200

(Name, address and telephone number of person authorized to receive notices and communications)

August 13, 2013

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following page(s)

Page 1 of 7 Pages

CUSIP No. 885160101	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON: Angela E. Thompson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: n/a
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 4,940,820(1)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 4,940,820(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 4,940,820(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.31%
14	TYPE OF REPORTING PERSON: IN

(1)	Includes 4,940,820 shares of common stock, par value $0.10 per share, of Thor Industries, Inc. owned by The Thompson Family Foundation, Inc. (the “Foundation”). Mrs. Thompson may be deemed to be a beneficial owner of the shares held by the Foundation.

CUSIP No. 885160101	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON: Alan Siegel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: n/a
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 5,000
	8	SHARED VOTING POWER: 4,940,820(1)
	9	SOLE DISPOSITIVE POWER: 5,000
	10	SHARED DISPOSITIVE POWER: 4,940,820(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 4,945,820(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.32%
14	TYPE OF REPORTING PERSON: IN

(1)	Includes 4,940,820 shares of common stock, par value $0.10 per share, of Thor Industries, Inc. owned by the Foundation. Mr. Siegel may be deemed to be a beneficial owner of the shares held by the Foundation.

CUSIP No. 885160101	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON: The Thompson Family Foundation, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: n/a
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 4,940,820
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 4,940,820
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 4,940,820
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.31%
14	TYPE OF REPORTING PERSON: OO

CUSIP No. 885160101	Page 5 of 7 Pages

This Amendment No. 9 to Schedule 13D (“Amendment No. 9”) relates to the common stock, par value $0.10 per share (the “Shares”), of Thor Industries, Inc., a Delaware corporation (the “Company”). This Amendment No. 9 is being filed jointly by the Angela E. Thompson, Alan Siegel and the Foundation (collectively, the “Reporting Persons”) to amend and supplement the Items set forth below of the Reporting Persons’ Schedule 13D previously filed with the Securities and Exchange Commission (the “SEC”) on December 4, 2009, as amended on December 21, 2009, April 22, 2010, August 16, 2011, January 20, 2012, June 26, 2012, July 3, 2012, October 2, 2012 and April 9, 2013 (collectively, “Schedule 13D”).

The Schedule 13D is hereby amended as follows:

Item 5. Interest in Securities of the Issuer

The information contained in Item 5 of Schedule 13D is hereby amended and supplemented by adding the following information:

(a) As of May 31, 2013, the number of Shares of the Company outstanding was approximately 53,045,325. As of the date hereof, the Foundation may be deemed the beneficial owner of 4,940,820 Shares (approximately 9.31% of the total number of Shares outstanding). As of the date hereof, Mrs. Thompson may be deemed the beneficial owner of 4,940,820 Shares (approximately 9.31% of the total number of Shares outstanding). As of the date hereof, Mr. Siegel may be deemed the beneficial owner of 4,945,820 Shares (approximately 9.32% of the total number of Shares outstanding), consisting of (i) 4,940,820 Shares held by the Foundation, (ii) 4,000 Shares held by Mr. Siegel and (iii) 1,000 restricted stock units held by Mr. Siegel that are scheduled to vest on October 9, 2013.

(b) As of the date hereof, (i) the Foundation may be deemed to have the sole power to direct the voting and disposition of 4,940,820 Shares, (ii) Mrs. Thompson and Mr. Siegel may be deemed to have the shared power to direct the voting and disposition of 4,940,820 Shares and (iii) Mr. Siegel may be deemed to have the sole power to direct the voting and disposition of 5,000 Shares.

(c) Since the most recent filing of the Schedule 13D, pursuant to the 2013 Rule 10b5-1 stock plan, the Foundation sold an aggregate of 600,000 Shares at a weighted average price of $48.324 per share. A list of the transactions in the Company’s Shares that were effected by the Foundation since the most recent filing of the Schedule 13D is attached hereto as Exhibit 99.5.

(d) Not applicable.

Item 7. Materials to be Filed as Exhibits

(a) The information set forth in the Exhibit Index is incorporated herein by reference.

CUSIP No. 885160101	Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 16, 2013	THE THOMPSON FAMILY FOUNDATION, INC.

/s/ Alan Siegel
Name: Alan Siegel
Title: Officer and Director

Date: August 16, 2013	ANGELA E. THOMPSON

/s/ Angela E. Thompson

Date: August 16, 2013	ALAN SIEGEL

/s/ Alan Siegel

CUSIP No. 885160101	Page 7 of 7 Pages

EXHIBIT INDEX

99.1.	Assignment agreement between the Estate and the Trust.*

99.2.	Assignment Agreement between the Trust and the Foundation.*

99.3.	Transfer Agreement authorizing the direct transfer of the shares from the Estate to the Foundation.*

99.4.	Joint Filing Agreement, dated as of June 22, 2012, by and among the Estate of Wade F. B. Thompson, the Trust Fund under Article Third of the Wade F. B. Thompson Revocable Trust, The Thompson Family Foundation, Inc., Angela E. Thompson and Alan Siegel.*

99.5.	List of the Transactions since the most recent filing of the Schedule 13D.

*	Previously filed.